Filed by BAE Systems plc
Filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Companies: European Aeronautic Defence & Space Company N.V. and BAE Systems plc
Commission File Nos.: 132-02764 and 132-02763
Date: 3 October 2012

Note: The filing of the information below under Rule 425 shall not be deemed an acknowledgment that such a filing is required or that an offer requiring registration under the Securities Act of 1933, as amended, may ever occur in connection with the possible business combination transaction described herein.

BAE Systems plc has issued the following information to its employees following the issue of an announcement on 12 September 2012 confirming that BAE Systems and EADS N.V. are in discussions regarding a possible combination of their businesses.

Communication to all BAE Systems employees:

Employee FAQs - possible combination with EADS (Addition of four further FAQs subsequent to the original notification on 21 September 2012)

23. We've heard a lot about the benefits for shareholders, our customers and others. Why would such a combination be beneficial to employees?

The proposed business combination is a great opportunity for our company, and therefore our employees. Should the proposed combination go ahead, it will open new complementary markets and lead to additional business opportunities. The business would look to utilise and enhance the skills and dedication of employees to deliver these opportunities to our customers. We believe that becoming part of a larger and more diverse company would provide more development prospects for employees.

24.If we combine with EADS, how will employee benefit programmes be impacted?

We recognise the importance of this area to employees and assure you that we will be progressing this during the course of our ongoing discussions.
All existing rights of employees, including pension rights, will be safeguarded.

25.How are we communicating with the UK Trade Unions?

We have started communication with our Trade Unions and employee representatives and will maintain our open and honest dialogue with them as we progress our discussions, subject to any legal restrictions on sharing information.

26.How does this possible combination affect the US Special Security Agreement (SSA) and how we do business in the US?

The short answer is it will not, and cannot, affect how we currently do business in the US through the SSA. Under the transaction structure being discussed, BAE Systems and EADS envisage that certain of their defence activities would be ring-fenced with governance arrangements appropriate to their strategic and national security importance, particularly in the US, given the importance of that market to the enlarged group. We will discuss all of this with the appropriate US Government authorities as discussions progress.

This document does not constitute an offer for sale of any securities or an offer or an invitation to purchase any such securities in the United States. The securities referred to herein may not be offered or sold in the United States absent registration under the US Securities Act of 1933, as amended (the "Securities Act"), or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus satisfying applicable requirements that may be obtained from EADS N.V. or BAE Systems plc, as applicable, and that will contain detailed information about EADS N.V. and BAE Systems plc and their respective management, as well as financial statements. To the extent an exemption from registration under the Securities Act is not available for any offering of securities by either EADS N.V. or BAE Systems plc, such offering will be registered under the Securities Act. If and when the parties enter into a definitive agreement, transaction documents will be made available to EADS N.V. and BAE Systems plc shareholders by EADS N.V. and BAE Systems plc and, if required, will either be furnished to or filed with the SEC. Holders of BAE Systems plc securities or of EADS N.V. securities who are US persons or who are located in the United States are urged to read such documents if and when they become available before they make any decision with respect to any combination transaction. If such documents are furnished or filed with the SEC, they will be available free of charge at the SEC's web site at www.sec.gov. Nothing in this document shall be deemed an acknowledgement that any SEC filing is required or that an offer requiring registration under the Securities Act may ever occur in connection with the possible business combination transaction described herein.